51-102F3
Material Change Report

Item 1. Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 303 – 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. Date of Material Change

July 24, 2023

Item 3. News Release

The news release of the Company dated July 24, 2023 was filed via SEDAR, and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4. Summary of Material Change

Further to the news release dated July 24, 2023, the Company has closed the non-brokered private placement financing (the “Private Placement Financing”) for gross proceeds of $50,000 through the issuance of 2,000,000 flow-through units of the Company @ $0.025 per unit.

Two Insiders acquired 2,000,000 units of the Private Placement Financing. The issuance of units to the Insiders is considered a related party transaction subject to Multilateral Instrument 61-101.

Item 5. Full Description of Material Change

Please see the News Release of the Company dated July 24, 2023, attached hereto as Schedule “A”.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-0204 ext. 6105

Item 9. Date of Report

August 1, 2023

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SCHEDULE “A”

NEWS RELEASE

Symbols: JJJ.X - CSE

HHHEF – OTC Pink

37 Capital Announces Closing of the Flow-Through Financing

VANCOUVER, BRITISH COLUMBIA. July 24, 2023. 37 Capital Inc. (the “Company” or “37 Capital”) announces that further to its news release dated June 5, 2023, the Company has closed the flow-through financing (the “Private Placement Financing”) for gross proceeds of $50,000 through the issuance of 2,000,000 flow-through units of the Company. Each flow-through unit will consist of one flow-through common share, and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at the price of $0.05 until July 24, 2028. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

The funds raised will be used towards mineral exploration expenditures on the Company’s mineral property in the Province of British Columbia.

Two Insiders acquired an aggregate of 2,000,000 flow-through units of the Private Placement Financing. The issuance of units to the Insiders is considered a related party transaction subject to Multilateral Instrument 61-101. 37 Capital is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under section 5.5(c) and 5.7(1)(b) of Multilateral Instrument 61-101.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian,

President and CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, projected or proposed financings, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”, “likely”, “enable”, “feel”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “objective”, “believe”, “expect”, “propose”, “anticipate”, “intend”, “plan”, “plans” “estimate”, and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.

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